Exhibit 99.3

NetQin Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for Extraordinary General Meeting

to Be Held on April 18, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of NetQin Mobile Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding common shares, par value US$ 0.0001 per share, of the Company (the “Common Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at the office of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on April 18, 2012 at 9 a.m. (Beijing time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”).

Only the holders of record of the Common Shares at the close of business on March 9, 2012 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A Common Share is entitled to one vote and each Class B Common Share is entitled to ten votes. The quorum of the EGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the EGM. This Form of Proxy and the accompanying EGM Notice will be first mailed to the shareholders of the Company on or about March 12, 2012.

The Common Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands, with a copy delivered to its offices at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Ms. Susie Shan) at Building No. 4, 11 Hepingli East Street, Dongcheng District, Beijing, the People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM.

NetQin Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Form of Proxy for Extraordinary General Meeting

to Be Held on April 18, 2012

(or any adjourned or postponed meeting thereof)

I/We                                  of                                                              , being the registered holder of                                          Common Shares 1, par value US$0.0001 per share, of NetQin Mobile Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting 2 or                                          of                                          as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at the office of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen's Road Central, Hong Kong on April 18, 2012 at 9 a.m. (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	The special resolution as set out in Item 1 of the Notice of Extraordinary General Meeting regarding the approval of change of the Company’s legal name.

Dated , 2012	Signature(s)[4]

[1]

Please insert the number and class (i.e., Class A or Class B) of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]

IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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